UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           (Amendment No.      1    )*


                            JAKARTA GROWTH FUND, INC.
                                (Name of Issuer)


                     Common stock, par value $.10 per share
                         (Title of Class of Securities)


                                    47012010
                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  47012010                    13G                    Page 2 of 8 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     B.A.T Industries p.l.c.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  |_|

     (b)  |_|

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER

          -0-

     6.   SHARED VOTING POWER

          265,800

     7.   SOLE DISPOSITIVE POWER

          -0-

     8.   SHARED DISPOSITIVE POWER

          265,800

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     N.A.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.30%

12.  TYPE OF REPORTING PERSON
     HC

CUSIP NO.  47012010                    13G                    Page 3 of 8 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ALLIED DUNBAR ASSURANCE p.l.c

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  |_|

     (b)  |_|

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER

          -0-

     6.   SHARED VOTING POWER

          265,800

     7.   SOLE DISPOSITIVE POWER

          -0-

     8.   SHARED DISPOSITIVE POWER

          265,800

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     N.A.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.30%

12.  TYPE OF REPORTING PERSON
     IC

CUSIP NO.  47012010                    13G                    Page 4 of 8 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THREADNEEDLE INVESTMENT MANAGERS LIMITED, formerly
     ALLIED DUNBAR ASSET MANAGEMENT p.l.c.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  |_|

     (b)  |_|

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER

          -0-

     6.   SHARED VOTING POWER

          265,800

     7.   SOLE DISPOSITIVE POWER

          -0-

     8.   SHARED DISPOSITIVE POWER

          265,800

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     N.A.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.30%

12.  TYPE OF REPORTING PERSON
     IC

                                                              Page 5 of 8 Pages


Item 1(a).    Name of Issuer:

              JAKARTA GROWTH FUND, INC.

Item 1(b).    Address of Issuer's Principal Executive Office:

              180 Maiden Lane
              New York, NY  10038

Item 2(a).    Name of Person Filing:

              B.A.T Industries p.l.c., an English corporation ("B.A.T"), Allied Dunbar Assurance p.l.c, an English corporation and Threadneedle Investment Managers Limited, an English corporation. These companies are the beneficial owners of the Issuer's securities identified in Item 2(d) below through various subsidiaries of the companies, by insurance exchanges for which the companies act as attorney-in-fact or by benefit plans for employees of the companies and their subsidiaries for which the companies have investment discretion. No such entity beneficially owns in excess of 5% of the class of shares in respect of which this report is being made; and B.A.T may be deemed to be the indirect beneficial owner of such securities by indirectly owning 100% of the issued and outstanding shares of the companies through B.A.T's wholly-owned subsidiary, South Western Nominees Limited. The filing of this statement by B.A.T shall not be construed as an admission that B.A.T is, for the purposes of Section 13(d) or 13(g) of the Act or under the laws or regulations of the United Kingdom, the beneficial owner of any securities covered by this statement.

Item 2(b)     Address of Principal Business Office or, if none, Residence:

              B.A.T Industries p.l.c.
              Windsor House
              50 Victoria Street
              London SW1H ONL
              England

              Allied Dunbar Assurance plc
              Allied Dunbar Centre
              Swindon SN1 1EL
              England

              Threadneedle Investment Managers Limited
              9-15 Sackville Street
              London W1A 2JP
              England

                                                              Page 5 of 8 Pages


Item 2(c).    Citizenship:

              England

Item 2(d).    Title of Class of Securities:

              Common stock, par value $.10 per share

Item 2(e).    CUSIP Number:  47012010

Item 3. This statement is filed pursuant to Rule 13d-1(b) by B.A.T, a Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

Item 4.       Ownership:

              Item 4 of the Statement on Schedule 13G, dated February 13, 1991, filed by B.A.T Industries p.l.c., Allied Dunbar Assurance p.l.c. and Allied Dunbar Asset Management p.l.c (which is now named as Threadneedle Investment Managers Limited), is hereby amended and restated as follows:

              (a)  Amount Beneficially Owned:

                        265,800

              (b)  Percent of Class:

                        5.30%

              (c)  Number of shares as to which person has:

                   (i)  sole voting power:                                - 0 -
                  (ii)  shared voting power:                            265,800
                 (iii)  sole disposition power:                           - 0 -
                  (iv)  shared disposition power:                       265,800

Item 5.       Ownership of Five Percent or Less of a Class:

              Not Applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              Not Applicable.

                                                              Page 7 of 8 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

              Not Applicable.

Item 8.       Identification and Classification of Members of the Group:

              Not Applicable.


Item 9.       Notice of Dissolution of the Group:

              Not Applicable.


Item 10.      Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                              Page 8 of 8 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               B.A.T Industries p.l.c


Dated: February 9, 1995        By: /s/ Anthony Robert Holliman
                                   Title:  Assistant Corporate Secretary



                               Allied Dunbar Assurance p.l.c.


Dated: February 9, 1995        By: /s/ Ross MacLean
                                   Title:  Investment Manager



                               Threadneedle Investment Managers Limited


Dated: February 9, 1995        By: /s/ Ross MacLean
                                   Title:  Investment Manager